UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days. This Amendment is filed to (i) update the Escrow Agent; and (ii) update the Offering Page.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Volcanic, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Utah

   Date of organization
   May 6, 2020

Physical address of issuer

5255 North Edgewood Dr., Suite 165, Provo, Utah 84604

Website of issuer
www.volcanicretail.com

Current number of employees
10

	Most recent fiscal year-end (2023):	Prior fiscal year-end (2022):

Total Assets:	$1,248,686.97	$918,698.32
Cash & Cash Equivalents:	$126,294.67	$54,760.60
Accounts Receivable:	$7,500.00	$0.00
Short-term Debt:	$630,239.91	$163,256.04
Long-term Debt:	$2,340,417.92	$1,297,725.56
Revenues/Sales:	$81,750.00	$0.00
Cost of Goods Sold:	$53,075.92	$68,480.01
Taxes Paid:	$9,272.32	$27,515.21
Net Income:	-$1,732,224.39	-$1,014,437.93

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

THE COMPANY

1. Name of issuer:

Volcanic, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jeremy Osmond Brockbank	CEO	Volcanic Retail	2020
CJ Peterson	CEO	Natures Fusion	2020
Jennifer K Brockbank	CXO	Volcanic Retail	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jeremy Osmond Brockbank	CEO	2020

Jeremy Osmond Brockbank	President	2020
Jeremy Osmond Brockbank	Chairman	2020
Jennifer K Brockbank	Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jennifer K Brockbank	3,768,919 Class A	46.53%
Jeremy Osmond Brockbank	3865294.0 Class A	47.72%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

- We applied for a patent in 2018 (well before we launched) but are still in the patent pending process.

- There are one way communication platforms (Joor, NuOrder, Faire, RangeMe, Elastic) that exist in a handful of the 140 channels in retail, but our platform is built as primarily a two-way communication platform.

- We have loans, but most are internal loans, from the founders, primarily. The CEO is the only C-Suite of a permanent nature, although he is surrounded by a substantially bench of advisors and investors.

- We have been in existence since May 6, 2020. The Company has limited operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are rapidly evolving. We cannot assure investors that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

- We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology used by our competitors.

- Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

- If these relationships are not successful, the Company may not be able to capitalize on the market potential of its products. The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic relationships with third party distributors and retailers, as well a successful digital marketing campaign with strong relationships with online beauty websites, to sell its products. Establishing strategic relationships is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

- We depend on a third-party software developer to create our products. Our ability to adjust, maintain and improve our products is limited by our lack of in-depth Company familiarity with the platform architecture. We are reliant on third-parties to deliver software that meets the agreed-upon specifications in a timely and cost-effective manner. If the product requires significant adjustments, maintenance, re-design or improvement it could create significant and unexpected expenses and adversely affect our ability operate, including our ability to attract and retain customers.

- We believe that our brand image and brand awareness is vital to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, like Instagram, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Any harm to our brand and reputation could have a material adverse effect on our financial condition. In the event we experience an issue with product quality, we may experience recalls or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales.

- In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

- Intense competition from alternative online marketplaces could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Alternative online marketplaces exist and we expect the sector to become increasingly competitive in the future as more marketplaces are created. We may also face competition from large companies, any of which may have more capital than we have.

- Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the SAFEs are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the SAFEs requires high-risk tolerance, low liquidity concerns and long-term commitment. The SAFEs are not FDIC-insured; may lose value; and there is no bank guarantee. Purchasers must be able to afford to lose the entire amount paid for the SAFEs.

- The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

- Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C Units	5,500,000	4,597,697	**Yes**
Class B Units	6,000,000	6,364,849	**No**
Class A Units	10,000,000	8,100,000	**Yes**

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	428,418
Options:	-

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Brian Barnett
Issue date	06/14/21
Amount	$50,000.00
Outstanding principal plus interest	$60,000.00 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	06/15/22
Current with payments	Yes

Maturity date has been extended indefinitely.

Loan

Lender	Ant Hill Consulting Group, LLC
Issue date	11/29/21
Amount	$50,000.00
Outstanding principal plus interest	$64,136.99 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	10/21/23
Current with payments	Yes

This is part of an adjustable non-convertible promissory note. Principle amounts have been added: (1) $50,000 on 11/30/2021, (2) $50,000 on 12/2/2021, and (3) $100,000 on 1/3/2022

Loan

Lender	Ant Hill Consulting Group, LLC
Issue date	12/01/21
Amount	$50,000.00
Outstanding principal plus interest	$64,082.19 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	10/21/23
Current with payments	Yes

This is part of an adjustable non-convertible promissory note. Principle amounts have been added: (1) $50,000 on 11/30/2021, (2) $50,000 on 12/2/2021, and (3) $100,000 on 1/3/2022

Loan

Lender	Ant Hill Consulting Group, LLC
Issue date	01/02/22
Amount	$100,000.00
Outstanding principal plus interest	$126,410.96 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	10/21/23
Current with payments	Yes

This is part of an adjustable non-convertible promissory note. Principle amounts have been added: (1) $50,000 on 11/30/2021, (2) $50,000 on 12/2/2021, and (3) $100,000 on 1/3/2022

Loan

Lender	Central Bank
Issue date	07/25/22
Amount	$250,000.00
Outstanding principal plus interest	$249,612.00 as of 04/29/23
Interest rate	5.25% per annum
Maturity date	01/26/24

Current with payments   Yes

Variable interest rate:5.25% - 21%

Convertible Note

Creditor   Nature's Fusions, LLC

Issue date   12/08/20

Amount $400,000.00

Outstanding principal plus interest $440,000.00 as of 12/30/22

Interest rate   20.0% per annum

Discount rate   0.0%

Uncapped Note   Yes

Maturity date   12/09/22

The loan is due on demand, after the maturity date. The maturity date has passed, but the settlement of the loan has not been requested.

The initial interest rate was 5% per annum. That was amended in October 2021 to be 20% going forward.

Convertible note into 405,482 Class B Units at a price equal to $0.31 per unit.

Convertible Note

Issue date   03/09/22

Amount $75,000.00

Interest rate   20.0% per annum

Discount rate   0.0%

Valuation cap $0.82

Maturity date   03/10/24

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date   03/31/22

Amount $75,000.00

Interest rate   20.0% per annum

Discount rate	0.0%
Valuation cap	$0.82
Maturity date	04/01/24

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date	07/06/22
Amount	$50,000.00
Interest rate	20.0% per annum
Discount rate	0.0%
Valuation cap	$0.82
Maturity date	07/07/24

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date	10/17/22
Amount	$100,000.00
Interest rate	20.0% per annum
Discount rate	0.0%
Valuation cap	$0.82
Maturity date	10/18/24

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date	01/05/23
Amount	$100,000.00
Interest rate	20.0% per annum
Discount rate	0.0%
Valuation cap	$0.82
Maturity date	01/06/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date   02/05/23

Amount $50,000.00

Interest rate   20.0% per annum

Discount rate   0.0%

Valuation cap $0.82

Maturity date   02/06/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date   03/02/23

Amount $100,000.00

Interest rate   20.0% per annum

Discount rate   0.0%

Valuation cap $0.82

Maturity date   03/03/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date   03/30/23

Amount $100,000.00

Interest rate   20.0% per annum

Discount rate   0.0%

Valuation cap $0.82

Maturity date   03/31/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date   05/03/23

Amount $50,000.00

Interest rate   20.0% per annum

Discount rate	0.0%
Valuation cap	$0.82
Maturity date	05/03/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date	06/09/23
Amount	$50,000.00
Interest rate	20.0% per annum
Discount rate	0.0%
Valuation cap	$0.82
Maturity date	6/9/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

Convertible Note

Issue date	6/28/23
Amount	$100,000.00
Interest rate	20.0% per annum
Discount rate	0.0%
Valuation cap	$0.82
Maturity date	6/28/25

Valuation cap is $0.8175 per unit on a fully-diluted basis

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$185,400	General operations
6/2020	Section 4(a)(2)	Common stock	$15,000	General operations
6/2020	Section 4(a)(2)	Common stock	$300,000	General operations
8/2020	Section 4(a)(2)	Common stock	$69,999	General operations
9/2020	Section 4(a)(2)	Common stock	$129,999	General operations

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2020	Section 4(a)(2)	Common stock	$99,999	General operations
9/2020	Section 4(a)(2)	Common stock	$9,999	General operations
11/2020	Section 4(a)(2)	Common stock	$9,999	General operations
12/2020	Section 4(a)(2)	Convertible Note	$400,000	General operations
12/2020	Section 4(a)(2)	Common stock	$4,999	General operations
1/2021	Section 4(a)(2)	Common stock	$24,999	General operations
2/2021	Section 4(a)(2)	Common stock	$199,999	General operations
6/2021	Section 4(a)(2)	Common stock	$99,999	General operations
8/2021	Section 4(a)(2)	Common stock	$49,999	General operations
3/2022	Section 4(a)(2)	Convertible Note	$75,000	General operations
3/2022	Section 4(a)(2)	Convertible Note	$75,000	General operations
4/2022	Section 4(a)(2)	Common stock	$49,999	General operations
5/2022	Section 4(a)(2)	Common stock	$249,999	General operations
7/2022	Section 4(a)(2)	Convertible Note	$50,000	General operations
10/2022	Section 4(a)(2)	Convertible Note	$100,000	General operations
10/2022	Section 4(a)(2)	Common stock	$99,999	General operations
12/2022	Section 4(a)(2)	Common stock	$99,999	General operations
1/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
2/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
3/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
3/2023	Section 4(a)(2)	Convertible Note	$100,000	General operations
5/2023	Section 4(a)(2)	Convertible Note	$50,000	General operations
5/2023	Section 4(a)(2)	Class B Units	$99,998.78	General operations
9/2023	Section 4(a)(2)	Class B Units	$14,765.57	General operations
9/2023	Section 4(a)(2)	Class B Units	$12,043.43	General operations
9/2023	Section 4(a)(2)	Class B Units	$8,018.58	General operations
9/2023	Section 4(a)(2)	Class B Units	$99,998.70	General operations
10/2023	Section 4(a)(2)	Class B Units	$415,040.52	General operations
10/2023	Section 4(a)(2)	Class B Units	$99,998.70	General operations
12/2023	Section 4(a)(2)	Class B Units	$2,672.35	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section

4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

- Yes

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Nature's Fusion, LLC
Amount Invested	$300,000.00
Transaction type	Priced round
Issue date	06/18/20
Relationship	Investor
Name	Nature's Fusions, LLC
Amount Invested	$400,000.00
Transaction type	Convertible note
Issue date	12/08/20
Outstanding principal plus interest	$440,000.00 as of 12/30/22
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	12/09/22
Uncapped note	Yes
Relationship	Investor
Name	Brian Barnett
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	06/14/21
Outstanding principal plus interest	$60,000.00 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	06/15/22

Current with payments	Yes
Relationship	Investor
Name	Ant Hill Consulting Group, LLC
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	11/29/21
Outstanding principal plus interest	$64,136.99 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	10/21/23
Current with payments	Yes
Relationship	Sister-company, owned by Jeremy Brockbank
Name	Ant Hill Consulting Group, LLC
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	12/01/21
Outstanding principal plus interest	$64,082.19 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	10/21/23
Current with payments	Yes
Relationship	Sister-company, owned by Jeremy Brockbank
Name	Ant Hill Consulting Group, LLC
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	01/02/22
Outstanding principal plus interest	$126,410.96 as of 04/29/23
Interest rate	20.0% per annum
Maturity date	10/21/23
Current with payments	Yes
Relationship	Sister-company, owned by Jeremy Brockbank
Name	Jeremy & Jennifer Brockbank

Amount Invested	$75,000.00
Transaction type	Convertible note
Issue date	03/09/22
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	03/10/24
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$75,000.00
Transaction type	Convertible note
Issue date	03/31/22
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	04/01/24
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	07/06/22
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	07/07/24
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	10/17/22

Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	10/18/24
Valuation cap	$0.82
Relationship	Owner/Director
Name	Golden Brockbank
Amount Invested	$99,999.00
Transaction type	Priced round
Issue date	10/31/22
Relationship	Relative of Owner/Director
Name	Golden Brockbank
Amount Invested	$99,999.00
Transaction type	Priced round
Issue date	12/14/22
Relationship	Relative of Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	01/05/23
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	01/06/25
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	02/05/23
Interest rate	20.0% per annum
Discount rate	0.0%

Maturity date	02/06/25
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	03/02/23
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	03/03/25
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	03/30/23
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	03/31/25
Valuation cap	$0.82
Relationship	Owner/Director
Name	Jeremy & Jennifer Brockbank
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	05/02/23
Interest rate	20.0% per annum
Discount rate	0.0%
Maturity date	05/03/25
Valuation cap	$0.82
Relationship	Owner/Director

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Revolutionizing retail by streamlining two-way communication for brands & stores

What does your Company do? For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

Where do you want to be in 5 years? For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

Milestones

Volcanic LLC was incorporated in the State of Utah in May 2020.

Since then, we have:

- 150 trade shows have been cancelled representing $38 billion lost revenue. Volcanic is the solution!

- Created by Founders of Ant Hill Retail who have augmented the sales for over 500+ retail brands.

- Two-way messaging allows for direct and open communication between brands and retailers.

- Fosters discovery and connections using Slack like messaging.

- Brands get to market faster, while taking their strategy plan and control back.

- The buyer is able to review/compare price and quality allowing for quick planogram reviews.

- Filter search results to find what the buyers are looking for easily and efficiently.

Historical Results of Operations

Our company was organized in May 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $81,750 compared to the year ended December 31, 2022, when the Company had revenues of $0. Our gross margin was 0.0% in fiscal year 2023, compared to 0.0% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $1,248,687, including $126,295 in cash. As of December 31, 2022, the Company had $918,699 in total assets, including $54,761 in cash.

- *Net Income.* The Company has had net income of -$1,732,224 and net income of -$1,014,438 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $2,970,658 for the fiscal year ended December 31, 2023 and $1,460,983 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $600,000 in debt, $1,514,986 in equity, and $1,100,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Volcanic LLC cash in hand is $203,745.71, as of March 2024. Over the last three months, revenues have averaged $35,150/month, cost of goods sold has averaged $35,150/month, and operational expenses have averaged $130,000/month, for an average burn rate of $130,000 per month. Our intent is to be profitable in 24 months. We have continued to have the same consistency with respect to our financials. There are no new trends in our finances or operations.

We anticipate that our expenditures to be $150,000 to $450,000 over the next 3-6 months. We anticipate that we can turn on revenue over the next $50,000 of investment.

We anticipate that we can turn on revenue over the next $50,000 of investment. We would prefer a larger raise so we can market the platform to both retail brands and retail buyers, hire customer service and onboarding members and deepen our React code base.

The founder has loaned the company $850,000 over the previous 18 or so months. We have other outside interest in investments outside of Wefunder.

All projections in the above narrative are forward-looking and not guaranteed.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C: Financial Statements</u>

I, Jeremy Osmond Brockbank, certify that:

- (1) the financial statements of Volcanic LLC included in this Form are true and complete in all material respects ; and

- (2) the financial information of Volcanic LLC included in this Form reflects accurately the information reported on the tax return for Volcanic LLC filed for the most recently completed fiscal year.

Jeremy Osmond Brockbank

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.volcanicretail.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

- Appendix A: Business Description & Plan
- Appendix C: Financial Statements

    o Financials 1
    o Financials 2
    o Financials 3

- Appendix D: Director & Officer Work History

    o CJ Peterson
    o Jennifer K Brockbank
    o Jeremy Osmond Brockbank

- Appendix E: Supporting Documents

    o ttw_communications_127196_200536.pdf
    o Operating_Agreement_Volcanic.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

- Cover Page XML
- Offering Statement (this page)

- Appendix A: Business Description & Plan
- Appendix B: Investor Contracts

  - SPV Subscription Agreement - Early Bird
  - Early Bird SAFE (Simple Agreement for Future Equity)
  - SPV Subscription Agreement
  - SAFE (Simple Agreement for Future Equity)
- Appendix C: Financial Statements

  - Financials 1
  - Financials 2
  - Financials 3
- Appendix D: Director & Officer Work History

  - CJ Peterson
  - Jennifer K Brockbank
  - Jeremy Osmond Brockbank
- Appendix E: Supporting Documents
  - ttw_communications_127196_200536.pdf
  - Operating_Agreement_Volcanic.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Volcanic LLC

By

Jeremy Brockbank

Chairman & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.


Jeremy Brockbank

Chairman & CEO

3/29/2024


The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.